March 20, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated March 20, 2008 of Unisys Corporation and are in agreement with the statements contained in the paragraphs 2, 3 and
5. We have no basis to agree or disagree with other statements of the registrant contained therein.

With respect to paragraph 6 we have no basis to agree or disagree. However, we understand that on two separate occasions senior executives of the Company met with representatives of KPMG LLP, including KPMG LLP's National Office, in the fall of 2007 to discuss revenue recognition matters.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the third paragraph therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2007 financial statements.


/s/ Ernst & Young LLP